UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Advanced BioEnergy, LLC
(Name of Issuer)
Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
Richard R. Peterson, 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305
(763) 226-2701
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	Names of Reporting Persons: John E. Lovegrove I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

United States of America

	7.	Sole Voting Power

Number of		None

Shares	8.	Shared Voting Power
Beneficially
Owned by		332,172*

Each	9.	Sole Dispositive Power
Reporting
Person		63,000

With	10.	Shared Dispositive Power

None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

332,172*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

1.3%**

14.	Type of Reporting Person (See Instructions)

IN
* Of the 332,172 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 153,900 are owned by a trust created by Thomas A. Ravencroft, 103,872 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), or Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended Voting Agreement Parties”), the Amended Voting Agreement Parties were required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which has, among other things, eliminated restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended Voting Agreement, the Amended Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE on the matters identified herein, and as a result, the Amended Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote and have voted with the other Amended Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 332,172 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

CUSIP No.	N/A

1.	Names of Reporting Persons: Richard R. Peterson I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

United States of America

	7.	Sole Voting Power

Number of		None

Shares	8.	Shared Voting Power
Beneficially
Owned by		332,172*

Each	9.	Sole Dispositive Power
Reporting
Person		11,400

With	10.	Shared Dispositive Power

None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

332,172*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

1.3%**

14.	Type of Reporting Person (See Instructions)

IN
* Of the 332,172 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 153,900 are owned by a trust created by Thomas A. Ravencroft, 103,872 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), or Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended Voting Agreement Parties”), the Amended Voting Agreement Parties were required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which has, among other things, eliminated restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended Voting Agreement, the Amended Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE on the matters identified herein, and as a result, the Amended Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote and have voted with the other Amended Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 332,172 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

CUSIP No.	N/A

1.	Names of Reporting Persons: Troy L. Otte I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

United States of America

	7.	Sole Voting Power

Number of		None

Shares	8.	Shared Voting Power
Beneficially
Owned by		332,172*

Each	9.	Sole Dispositive Power
Reporting
Person		103,872

With	10.	Shared Dispositive Power

None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

332,172*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

1.3%**

14.	Type of Reporting Person (See Instructions)

IN
* Of the 332,172 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 153,900 are owned by a trust created by Thomas A. Ravencroft, 103,872 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), or Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended Voting Agreement Parties”), the Amended Voting Agreement Parties were required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which has, among other things, eliminated restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended Voting Agreement, the Amended Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE on the matters identified herein, and as a result, the Amended Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote and have voted with the other Amended Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 332,172 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

CUSIP No.	N/A

1.	Names of Reporting Persons: Thomas A. Ravencroft I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

United States of America

	7.	Sole Voting Power

Number of		None

Shares	8.	Shared Voting Power
Beneficially
Owned by		332,172*

Each	9.	Sole Dispositive Power
Reporting
Person		153,900

With	10.	Shared Dispositive Power

None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

332,172*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

1.3%**

14.	Type of Reporting Person (See Instructions)

IN
* Of the 332,172 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 153,900 are owned by a trust created by Thomas A. Ravencroft, 103,872 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), or Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended Voting Agreement Parties”), the Amended Voting Agreement Parties were required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which has, among other things, eliminated restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended Voting Agreement, the Amended Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE on the matters identified herein, and as a result, the Amended Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote and have voted with the other Amended Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 332,172 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of May 10, 2010, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 on May 10, 2010, plus 6,900,000 units issued in the Issuer’s most recent private placement, as described on the Form 8-K filed by the Issuer on June 22, 2010.

Explanatory Note:
This Fourth Amendment amends the Schedule 13D originally filed by the Reporting Persons on September 8, 2009 with the Securities and Exchange Commission and as previously amended by that certain First Amendment, Second Amendment, and Third Amendment filed by the Reporting Persons on October 14, 2009, April 8, 2010, and June 8, 2010, respectively. This Fourth Amendment is filed by the Reporting Persons in connection with the issuance of certain units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer” or “ABE”) to Reporting Persons in a private placement. On June 2, 2010, Troy L. Otte and Thomas A. Ravencroft each entered into a Subscription Agreement with the Issuer to purchase 34,372 and 100,000 Units, respectively, at a price per Unit of $1.50. Such Units were issued on June 18, 2010, upon the completion of the restructuring of the debt of the Issuer’s subsidiary, Heartland Grain Fuels, L.P. (now known as ABE South Dakota, LLC).
Except as specifically amended by this Fourth Amendment, the Schedule 13D as originally filed and as amended by that certain First Amendment, Second Amendment, and Third Amendment remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:
This report on Schedule 13D was originally filed on September 8, 2009 solely by reason of the Reporting Persons becoming parties to the Voting Agreement and not by reason of the parties making any purchases of Units.
As reported in the First Amendment to this Schedule 13D, on October 5, 2009, John Lovegrove, Troy Otte, and Thomas Ravencroft (each an “Acquiring Director” and collectively, the “Acquiring Directors”) paid from his personal funds $30,000, $52,500, and $52,500, respectively, to acquire 20,000, 35,000, and 35,000 Units, respectively, of the Issuer.
Each Reporting Person that is not an Acquiring Director separately acquired all of his Units prior to entering into the Voting Agreement and entered into the Voting Agreement as a condition to Hawkeye purchasing Units of the Issuer.
The Second Amendment was filed by the Reporting Persons in connection with the entering into of Amendment No. 1 and did not report any acquisition or disposition of Units of the Issuer by the Reporting Persons listed in Item 2.

As reported in the Third Amendment, Troy L. Otte and Thomas A. Ravencroft each entered into Subscription Agreements dated June 2, 2010, to acquire additional Units of the Issuer in a private placement and paid the respective subscription amounts from his personal funds. Troy L. Otte paid $51,558 for an additional 34,372 Units of the Issuer at a price of $1.50 per Unit and Thomas A. Ravencroft paid $150,000 for 100,000 additional Units of the Issuer at a price of $1.50 per Unit. Issuance of the Units subject to the Subscription Agreements was conditioned upon the completion of the restructuring of the debt of Issuer’s subsidiary, ABE South Dakota, LLC.
On June 18, 2010, the Issuer’s subsidiary, ABE South Dakota, LLC, completed its debt restructuring and pursuant to such restructuring the Units subject to the Subscription Agreements were issued.
Item 4. Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as follows:
The Reporting Persons entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among ABE, EIP, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and certain of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of the Issuer be nominated and elected to the Issuer board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the Issuer board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in Issuer, such Investor shall have the right to designate one nominee to the Issuer board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in Issuer, such Investor shall no longer have the right to designate any nominee to the Issuer board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of the Issuer held by such parties for the Designees as members of the Issuer board of directors, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. In addition, pursuant to Amendment No. 1 (together with the Voting Agreement, the “Amended Voting Agreement”), the Amended Voting Agreement Parties were required at the 2010 annual member meeting of the Issuer to vote all Units beneficially owned by such parties in favor of an amendment to the Issuer’s operating agreement which has, among other things, eliminated the restrictions on the number of authorized units of the Issuer. The Amended Voting Agreement will or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D. The descriptions of the Voting Agreement and Amendment No. 1 in this Schedule 13D do not purport to be complete, and are qualified in their entirety by reference to such agreements, which are attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009 and Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010, respectively, and incorporated herein by reference.

The Reporting Persons have no agreements with each other with respect to the voting of their Units, except as provided in the Amended Voting Agreement, or with respect to the disposition of their Units. While the Reporting Persons may be deemed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, the Reporting Persons do not expressly affirm membership in a group and the Reporting Persons will vote with the other Amended Voting Agreement Parties for the sole purpose of nominating and electing directors, and amending ABE’s operating agreement as contemplated in Amendment No.1.
The directors acquired the Units reported in the First Amendment to this Schedule 13D and the Units acquired pursuant to the Subscription Agreements dated June 2, 2010, and issued on June 18, 2010 for investment purposes. Each of the directors from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Units of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the directors will take such actions in the future as they may individually deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) — (j) of Item 4 of Schedule 13D.
Except to the extent specifically prohibited by the Amended Voting Agreement, each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.
Item 5. Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:
(a) See pages 2 — 5 of cover pages.
(b) See pages 2 — 5 of cover pages.
Item 5(c) is hereby amended and restated in its entirety as follows:
(c) Troy L. Otte and Thomas A. Ravencroft, each a Reporting Person, entered into Subscription Agreements dated June 2, 2010, for an aggregate of 134,372 Units of the Issuer and paid for such Units. Issuance of the Units subject to these Subscription Agreements was conditioned upon the completion of the restructuring of the debt of the Issuer’s subsidiary, ABE South Dakota, LLC. On June 18, 2010, the debt restructuring was completed and the Units were issued to Messrs. Otte and Ravencroft.
Item 5(e) is hereby amended and restated in its entirety as follows:
(e) The Amended Voting Agreement Parties beneficially own approximately 58.8% of the Units. The Reporting Persons own less than 5% of the Units.
Item 7. Material to Be Filed as Exhibits

Exhibit A. Joint Filing Agreement
Exhibit B. Amended and Restated Voting Agreement dated as of August 28, 2009, among ABE and several investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009).
Exhibit C. Amendment No. 1 to Voting Agreement dated as of April 7, 2010 among ABE and several investors party thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010).
[Signatures on following page]

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 22, 2010
Date

/s/ Richard R. Peterson
Signature

Richard R. Peterson, Chief Executive Officer, President, Chief Financial Officer and Director
Name/Title

Exhibit A
Joint Filing Agreement
The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Advanced BioEnergy, LLC and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.
June 22, 2010

By:	/s/ John E. Lovegrove
John E. Lovegrove

By:	/s/ Richard R. Peterson
Richard R. Peterson

By:	/s/ Troy L. Otte
Troy L. Otte

By:	/s/ Thomas A. Ravencroft
Thomas A. Ravencroft